Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,
that Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and
from May 31, 2012 through June 30, 2012 with respect to
securities reflected in the investment accounts of the
Fund.  Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the
following tests performed as June 30, 2012 and with respect to agreement of security purchases and sales, for the period from May
31, 2012 (the date of our last examination), through June 30, 2012:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Count and inspection of all securities located in the vault of the Custodian in New York City;
4.	Reconciliation between the Fund's accounting records and
the Custodian's records as of June 30, 2012;
5. Agreement of pending purchase activity for the Fund as of June 30, 2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Fund as of June
30, 2012 to documentation of corresponding subsequent
bank statements;
7.	Agreement of five purchases and five sales from the period
from May 31, 2012 (the date of our last examination)
through June 30, 2012 from the books and records of the
Fund to the bank statements noting that they had been
accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Asset Servicing Report on
Controls Placed in Operation and Tests of Operating
Effectiveness ("SOC 1 Report") for the period from July 1,
2011 to June 30, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus High
Yield Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of June 30, 2012, and from May 31, 2012 through
June 30, 2012, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 21, 2012


September 21, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus BASIC California Municipal Money
Market Fund, Dreyfus BASIC Massachusetts Municipal Money
Market Fund, and Dreyfus BASIC New York Municipal Money
Market Fund, each a series of The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2012 and from May 31, 2012 through June 30, 2012.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and from May 31, 2012 through June 30, 2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds

Jim Windels
Treasurer


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